Fisher & Paykel appliances

Fisher & Paykel Appliances Holdings Limited
78 Springs Road, East Tamaki
PO Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64 9 273 0600
Facsimile: +64 9 273 2789

www.fisherpaykel.co.nz

05010930

PROCESSED
SEP 08 2005
THOMSON
FINANCIAL

30 August 2005

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

FILE REFERENCE: 82-34868

SECURITIES EXCHANGE ACT 1934, RULE 12g3-2(b)
FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

In accordance with the exemption that we have from Rule 12g3-2(b) please find enclosed the following which has been filed with the Companies Office:

- Notice of Issue of Shares dated 26 August 2005 and 29 August 2005.
- Notice of Certification relating to consideration for Issue of Shares dated 26 August 2005 and 29 August 2005.

Yours faithfully
FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

MIKE MATSON
Group Solicitor

9/7

FORM 7

Notice of
ISSUE OF SHARES
Section 42

Section 43(1), Companies Act 1993

*Delete in applicable.
(If there is insufficient space on the form to supply the information required, attach a separate sheet containing the information set out in the prescribed format.)

Company Name	Fisher & Paykel Appliances Holdings Limited	**Company Number** AK/289193

ISSUE OF SHARES Shares Prior to this issue 263,889,693 (a)

Set out in the table below are particulars of the issue of shares by the above company.

Date of issue	Number of shares
26 August 2005	33,333

Total shares issued in this issue 33,333 (b)

Total company shares (a+b=c) 263,923,026 (c)

APPROVAL *(complete only if shares cannot be issued by reason of any limitation or restriction in the company's constitution. See section 44 of the Companies Act 1993 for more information.)*

Set out in the table below are particulars of the approval by shareholders to the issue of shares by the above company.

Number of shares	Terms of approval of issue (if any)	Date of approval

Signature of director / authorised person: M. J. McCarthy. Date: 26 August 2005

Full legal name of director / authorised person: Mark David Richardson

Completed by	M R Matson - Fisher & Paykel Appliances Limited	**Email***	
		Telephone	09 273 0600
Address	PO Box 58546, Greenmount, Auckland	**Facsimile**	09 273 2789

**Optional*

POST TO:
National Processing Centre
Private Bag 92061
Auckland Mail Centre

Document Number

(for office use only)

The Companies Act 1993
NOTICE OF CERTIFICATION RELATING TO CONSIDERATION FOR ISSUE OF SHARES
SECTION 47(5)

The information in this form must be either typewritten or printed. It must not be handwritten.

Company Name	FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED	Company number	AK/289193

The following is a true copy of a certificate signed by the Directors in compliance with Section 47(2)

"1. The Options (to acquire shares in the Company) are being issued free of charge;

2. the consideration for the shares received on exercise of the Options will be equal to the market price of the shares on the NZX around the date of the grant of options;

3. the terms of issue are set out in the Plans (Fisher & Paykel Appliances Share Option Plan and Fisher & Paykel Appliances [North American] Share Option Plan) rules;

4. and certify that in their opinion the consideration for and the terms of issue of:

   (a) the Options; and
   (b) the fully paid, ordinary shares in the Company that may be acquired by the holders of Options on exercise,

   are fair and reasonable to the Company and to all existing shareholders.

Dated 12 August 2002"

Signature of Authorised Person: [signature]

Name of Authorised Person: Mark David Richardson

Date: 26 August 2005

Presented by	M R Matson Fisher & Paykel Appliances Limited	Account Number	1026804
		Telephone	09 273 0600
Postal Address	PO Box 58546, Greenmount Auckland	Facsimile	09 273 2789

FORM 7

Notice of
ISSUE OF SHARES
Section 42

Section 43(1), Companies Act 1993

*Delete in applicable.
(If there is insufficient space on the form to supply the information required, attach a separate sheet containing the information set out in the prescribed format.)

Company Name	Fisher & Paykel Appliances Holdings Limited	**Company Number**	AK/289193

ISSUE OF SHARES Shares Prior to this issue 263,923,026 (a)

Set out in the table below are particulars of the issue of shares by the above company.

Date of issue	Number of shares
29 August 2005	3,138

Total shares issued in this issue 3,138 (b)

Total company shares (a+b=c) 263,926,164 (c)

APPROVAL *(complete only if shares cannot be issued by reason of any limitation or restriction in the company's constitution. See section 44 of the Companies Act 1993 for more information.)*

Set out in the table below are particulars of the approval by shareholders to the issue of shares by the above company.

Number of shares	Terms of approval of issue (if any)	Date of approval

Signature of director / authorised person: [signature] Date: 29 August 2005

Full legal name of director / authorised person: Mark David Richardson

Completed by	M R Matson - Fisher & Paykel Appliances Limited	**Email***	
		Telephone	09 273 0600
Address	PO Box 58546, Greenmount, Auckland	**Facsimile**	09 273 2789

Optional

POST TO:
National Processing Centre
Private Bag 92061
Auckland Mail Centre

Document Number

(for office use only)

The Companies Act 1993
NOTICE OF CERTIFICATION RELATING TO CONSIDERATION FOR ISSUE OF SHARES
SECTION 47(5)

The information in this form must be either typewritten or printed. It must not be handwritten.

Company Name	FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED	Company number	AK/289193

The following is a true copy of a certificate signed by the Directors in compliance with Section 47(2)

"1. The Options (to acquire shares in the Company) are being issued free of charge;

2. the consideration for the shares received on exercise of the Options will be equal to the market price of the shares on the NZX around the date of the grant of options;

3. the terms of issue are set out in the Plans (Fisher & Paykel Appliances Share Option Plan and Fisher & Paykel Appliances [North American] Share Option Plan) rules;

4. and certify that in their opinion the consideration for and the terms of issue of:

   (a) the Options; and
   (b) the fully paid, ordinary shares in the Company that may be acquired by the holders of Options on exercise,

   are fair and reasonable to the Company and to all existing shareholders.

Dated 12 August 2002"

Signature of Authorised Person [signature]

Name of Authorised Person Mark David Richardson

Date 29 August 2005

Presented by	M R Matson Fisher & Paykel Appliances Limited	Account Number	1026804
		Telephone	09 273 0600
Postal Address	PO Box 58546, Greenmount Auckland	Facsimile	09 273 2789

File Reference 82-34868

Fisher&Paykel appliances

Fisher & Paykel Appliances Holdings Limited
78 Springs Road, East Tamaki
PO Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64 9 273 0600
Facsimile: +64 9 273 2789

www.fisherpaykel.co.nz

30 August 2005

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

FILE REFERENCE: 82-34868

SECURITIES EXCHANGE ACT 1934, RULE 12g3-2(b)
FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

The attached documents were lodged with the Australian Stock Exchange [ASX], the New Zealand Stock Exchange [NZX] on 26 and 29 August 2005 respectively.

Accordingly a copy of these documents are furnished to satisfy the requirements of Rule 12g3-2(b); file reference # 82-34868.

Yours faithfully
FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

MIKE MATSON
Group Solicitor

Enclosures:

1. ASX – Appendix 3B 26 August 2005
2. NZX – Notice of Issue of Securities 26 August 2005
3. ASX – Appendix 3B 29 August 2005
4. NZX – Notice of Issue of Securities 29 August 2005

Fisher & Paykel Appliances Holdings Limited

STOCK EXCHANGE RELEASE: NZX; 26 August 2005

Notice of Issue of Securities

1.	Class of Securities Issued	:	Ordinary Shares
2.	Number of Securities Issued	:	33,333
3.	Principal Terms of the Securities	:	Issue of Ordinary Shares following exercise of 33,333 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.
4.	Issue Price	:	33,333 Shares @ NZ$2.525
5.	Date of Issue	:	26 August 2005
6.	Number and Class of All Securities Quoted, Including This Issue	:	263,923,026 Ordinary Shares
7.	Number and Class of All Securities Not Quoted Options to Acquire Ordinary Shares	:	10,871,181

M D Richardson
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Fisher & Paykel Appliances Holdings Limited

ABN

098026263

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	33,333
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Issue of Ordinary Shares following exercise of 33,333 Options granted under the Fisher & Paykel Appliances Share Option Plan in August 2002

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	33,333 Shares @ NZ$2.525 per Ordinary Share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Employee Share Option Scheme
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	26 August 2005, inclusive

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	263,923,026	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,871,181	Ordinary Share Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 26 August 2005

Print name: M D Richardson

== == == == ==

+ See chapter 19 for defined terms.

Fisher & Paykel Appliances Holdings Limited

STOCK EXCHANGE RELEASE: NZX; 29 August 2005

Notice of Issue of Securities

1.	Class of Securities Issued	:	Ordinary Shares
2.	Number of Securities Issued	:	3,138
3.	Principal Terms of the Securities	:	Issue of 3,138 Ordinary Shares following cancellation of 13,333 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002 in consideration for the issue of shares.
4.	Issue Price	:	3,138 Shares @ NZ$0.00
5.	Date of Issue	:	29 August 2005
6.	Number and Class of All Securities Quoted, Including This Issue	:	263,926,164 Ordinary Shares
7.	Number and Class of All Securities Not Quoted Options to Acquire Ordinary Shares	:	10,857,848

M D Richardson
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Fisher & Paykel Appliances Holdings Limited

ABN

098026263

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,138
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Issue of 3,138 Ordinary Shares following concellation of 13,333 Options granted under the Fisher & Paykel Appliances Share Option Plan in August 2002 in consideration for the issue of shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	3,138 Shares @ NZ$0.00 per Ordinary Share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Employee Share Option Scheme
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 August 2005, inclusive

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
263,926,164	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,857,848	Ordinary Share Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 29 August 2005

Print name: M D Richardson

== == == == ==

+ See chapter 19 for defined terms.